MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

September 27, 2024

VIA EDGAR

Michael A. Rosenberg, Esq.

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund
File Nos. 033-13954 and 811-05141

Dear Mr. Rosenberg:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on August 16, 2024, concerning post-effective amendment No. 169 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on July 10, 2024 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the Bond Plus Portfolio, Large-Cap Plus Bond Alpha Portfolio, QQQ Plus Bond Alpha Portfolio, Small-Cap Plus Bond Alpha Portfolio and International Equity Plus Bond Alpha Portfolio (each a “Fund” and together the “Funds”).

Revisions discussed below will be applied globally to applicable Funds. This letter is being provided at least 10 days prior to the effectiveness of the post-effective amendment.

Set forth in the numbered paragraphs below are the Staff’s comments (in italics) followed by Registrant’s responses.

Prospectus Comments

General Comments (globally applied as applicable)

1.	Comment: Annual Fund Operating Expenses – Expense Limitation Agreement: Please disclose that prior to the renewal period of the expense limitation agreement (expense cap), the investment

Pacific Select Fund – Response Letter

September 27, 2024

adviser may not terminate this agreement without approval from the Board of Trustees. Each Fund should also state that the investment adviser may recoup from the Fund amounts reimbursed in future periods not to exceed three years from the date on which the reimbursement took place provided the recoupment combined with certain other expenses would be limited to the lesser of (1) the expense cap at the time of reimbursement or (2) the Fund’s then-current expense cap.

Response: The cited disclosure only applies to the QQQ Plus Bond Alpha Portfolio and was presented as a footnote to that Fund’s Annual Fund Operating Expenses table in post-effective amendment No. 169. Registrant therefore respectfully declines to make any disclosure changes.

2.	Comment: Principal Investment Strategies – Rule 35d-1: For each Fund’s 80% policy, please revise “assets” to state “net assets plus borrowings for investment purposes.”

Response: Consistent with plain English principles, “assets” is used in the Principal Investment Strategies section to avoid unnecessary technical jargon. Replacing “assets” with “net assets plus borrowings for investment purposes” would not be meaningful to most readers and moreover, doing so could obfuscate the more important elements of the 80% policy, namely the category of investments to which the 80% test applies. In addition, Registrant discloses the technical definition in the Non-Fundamental Investment Restrictions section of the SAI, and disclosure defining assets for Rule 35d-l purposes is included in the General Investment Information section of the Prospectus.

3.	Comment: Principal Investment Strategies – Passive Exposure: Given the ability of Pacific Life Fund Advisors LLC (“PLFA”) to actively manage their portion of the Fund through various types of swaps as well as seeking incremental alpha through futures, please explain to the Staff the appropriateness of describing the PLFA-managed portion of the Fund as seeking passive exposure.

Response: Registrant has revisited the disclosure and agrees that the reference to passive exposure could be confusing to investors given PLFA’s active management of the strategy and the disclosure related to that. The term “passive” will be deleted.

4.	Comment: Principal Investment Strategies – Incremental Alpha: In plain English, please explain the definition of “incremental alpha”.

Response: In light of the Staff’s comment, the disclosure will be revised accordingly to provide a plain English definition of incremental alpha as seeking “to achieve additional gains above the Index by making specific investment decisions for the Fund as it sees investment opportunities.”

5.	Comment: Principal Investment Strategies – Junk Securities: Please disclose in the FDS managed portion of each Fund the extent to which such portion of the Fund may invest in below investment grade securities, and state that such securities are known as ‘junk bonds.’

Response: FDS does not currently intend to invest in any debt securities that are rated below investment grade. The disclosure notes that the FDS portion of each Fund will be invested

Pacific Select Fund – Response Letter

September 27, 2024

“primarily” in investment grade debt securities because that portion may also invest in other types of instruments (e.g., repurchase agreements and derivatives) and not because it may invest in non-investment grade debt.

6.	Comment: Principal Risks – Swap Agreements Risk: Consider describing in the Principal Risks section those risks associated with credit default swaps, interest rate swaps and swaptions.

Response: Registrant has considered the comment but respectfully declines to add the suggested risk disclosures at this time. The primary swap vehicles expected to be utilized for the Funds are total return swaps, which risks are specifically discussed in the Swap Agreements Risk in the Fund Summaries section. Risks associated with other types of swaps that may be utilized by the Funds to a lesser extent are covered under both the Swap Agreements Risk as well as the Derivatives Risk (summary and the more expansive Item 9 statutory). Registrant will endeavor to revisit this topic once the Funds are operational for appropriate changes based upon the actual use by the Funds of total return swaps as well as other types of swaps.

7.	Comment: Principal Risks – Restricted Securities Risk: Consider amending disclosure if Restricted Securities Risk is also applicable to swaps as much as swaps are generally not registered securities.

Response: Registrant is not aware of a swap being considered a restricted security that is subject to provisions of Rule 144A other than the rare case that the swap itself involves a restricted security, which is not the case with the Funds. The Funds intend to enter into swaps without a view towards distributing or reselling. Registrant respectfully declines to amend the disclosure as it does not believe Restricted Securities Risk is applicable to the swaps that the Funds plan to principally utilize.

8.	Comment: Principal Risks – Credit Risk: Please state that debt investments rated Baa/BBB may have speculative characteristics in that securities rated close to or below investment grade are considered primarily speculative with respect to the issuer’s ability to pay interest and repay principal.

Response: Registrant respectfully disagrees with the Staff’s opinion that that debt investments rated at Baa or BBB by the Rating Agencies are considered “primarily speculative” as the ratings of Baa/BBB are considered investment grade debt and thus do not necessarily have more speculative characteristics than any other investment grade debt categories, as compared to debt investments rated lower than Baa or BBB by the Rating Agencies which are considered non-investment grade debt and thus have more speculative characteristics than debt rated investment grade (such as Baa/BBB).

9.	Comment: Performance: Supplementally provide the names of the anticipated broad-based market index for each Fund.

Response: The Funds’ broad-based securities market indices for performance comparison purposes are anticipated to be the following:

Pacific Select Fund – Response Letter

September 27, 2024

Fund	Broad-Based Market Index
Bond Plus Portfolio	Bloomberg US Aggregate Bond Index
International Equity Plus Bond Alpha Portfolio	MSCI EAFE Index
Large-Cap Plus Bond Alpha Portfolio	S&P 500 Index
QQQ Plus Bond Alpha Portfolio	S&P 500 Index
Small-Cap Plus Bond Alpha Portfolio	S&P 500 Index

Specific Fund Comments

10.	Comment: Principal Risks – ETF Market Trading Risk (Bond Plus Portfolio only): Based on the disclosure in the strategy section that indicates the Bond Plus Portfolio’s exposure to ETFs is through swaps, please explain that the ETF market trading risks are applicable to ETF exposure through swaps as well as direct exposure.

Response: The disclosure will be amended accordingly to reflect that this Fund’s exposure to ETFs is only indirect exposure through swaps.

11.	Comment: Annual Fund Operating Expenses – Waivers (Large-Cap Plus Bond Alpha Portfolio only): The management fee is 0.45% for both classes for this Fund. However, after the management fee waiver, the Total Annual Fund Operating Expenses for Class P shares are 0.43%, which is less than the management fee. Please explain how that does not constitute impermissible cross-subsidization of the management fee under Rule 18f-3. Please refer to the SEC Investment Management Staff’s bulletin issued on February 2, 2023. “Differential Advisory Fee Waivers” (the “SEC Bulletin”).

Response: The purpose of an advisory fee waiver is to reduce the fees being charged by a portfolio, resulting in lower costs to its shareholders. Class I shares and Class P shares for this Fund have an advisory fee (“management fee”) of 0.45% which is reduced to 0.40% for both share classes due to an advisory fee waiver of 0.05% that is applied uniformly to both share classes as per Rule 18f-3(b). In compliance with the SEC Bulletin, this Fund does not have a fee waiver that results in different investment advisory fees for different share classes of the same fund (“differential advisory fee waivers”) that results in cross-subsidization. Instead, this Fund has different net total annual fund operating expenses between the two share classes due solely to a difference in the application of a service fee of 20 basis points for Class I shares as compared to no service fee for Class P shares, as allowable under Rule 18f-3. Both share classes have a 3 basis point expense of Other Expenses.

The Fund’s advisory fee waivers are periodically reviewed by Registrant to confirm that there is no inadvertent cross-subsidizations between classes. In addition, the Fund’s Board approves advisory fee waiver arrangements and Registrant provides updates to such arrangements on at least an annual basis.

12.	Comment: Principal Investment Strategies – Comparable Index (Large-Cap Plus Bond Alpha and Small-Cap Plus Bond Alpha Portfolios only): Please discuss under what circumstances will

Pacific Select Fund – Response Letter

September 27, 2024

these two Funds use a comparable index and if shareholders would be notified in advance of such a change.

Response: The disclosure will be revised accordingly to discuss the circumstances when a Fund will use a comparable index and address shareholders notification.

13.	Comment: Principal Investment Strategies – Growth and Value (all Funds except the QQQ Plus Bond Alpha Portfolio): Please disclose in the Principal Investment Strategies that these Funds will be invested in both growth and value companies as noted in the Principal Risks.

Response: Registrant notes that such disclosure is reflected in the Principal Investment Strategy disclosure of each Fund (other than the QQQ Plus Bond Alpha Portfolio) regarding the use of total return swaps and/or futures contracts to take positions in the growth or value segments of U.S. equity markets. As such, no further disclosure is necessary.

14.	Comment: Principal Investment Strategies – Nasdaq-100 Indices (QQQ Plus Bond Alpha Portfolio only): Please explain the difference between the Nasdaq-100 Index and the Nasdaq-100 Total Return Index. Consider removing one of the referenced indices as they are both the same index with the same components, with the only difference being how performance is measured.

Response: While it is true that both indices have the same components (namely, the same 100 Nasdaq listed companies), the performance of each index is measured differently, and the different performance results will be utilized differently as the Fund plans to utilize different types of derivatives to seek to track the performance of each index separately. Registrant therefore respectfully declines to make the requested change.

15.	Comment: Principal Investment Strategies and Risk – Concentration (QQQ Plus Bond Alpha Portfolio): State that, to the extent that this Fund’s index concentrates in a particular industry or group of industries, that this Fund will similarly concentrate. State that the Nasdaq-100 Index is currently concentrated in Technology and include in the risk section those risks of concentrating generally and specifically the risks associated with any industry in which this index may concentrate.

Response: The disclosure will be revised accordingly to clarify that a concentration of the Nasdaq-100 Indices may result in a similar exposure for the portion of the Fund that uses derivatives to gain exposure to the Nasdaq-100 Indices, with specific reference to the Technology sector.

16.	Comment: Principal Investment Strategies and Risk – Concentration (Small-Cap Plus Bond Alpha Portfolio): State that, to the extent that the Fund’s index concentrates in a particular industry or group of industries, that this Fund will similarly concentrate. Please review the Russell 2000 Index to see if it concentrates in any specific sector and consider including in the risk section those risks of concentrating generally and specifically the risks associated with any industry in which this index may concentrate.

Pacific Select Fund – Response Letter

September 27, 2024

Response: As compared to the Nasdaq-100 Indices (see comment/response immediately above), Registrant has confirmed that the Russell 2000 Index does not currently concentrate (25% or more) in any one specific sector and thus no additional disclosure is necessary at this point for this Fund. Registrant will monitor the sector allocations of all referenced indices for potential future disclosure.

17.	Comment: Principal Investment Strategies – International Equity Indices (International Equity Plus Bond Alpha Portfolio only): Please supplementally explain approximately what percentage of assets these “other international equity indices” will be in companies organized or located in countries outside the United States.

Response: Registrant confirms that the MSCI EAFE Index excludes United States issuers, and thus has 100% exposure to companies organized or located in countries outside the United States. Registrant anticipates that if any international equity indices other than MSCI EAFE Index are utilized for this Fund, such other international equity indices are anticipated to have a country of risk exposure of approximately 100% to non-United States companies.

Statement of Additional Information Comments

18.	Comment: Concentration Policy: Please include disclosure to clarify that a Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its own concentration policy.

Response: Registrant respectfully declines to amend the disclosure as total return swaps on an exchange-traded fund is not an investment in an underlying investment company, and the Funds do not plan to invest under normal circumstances in underlying investment companies.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Audrey L. Cheng, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Sullivan & Worcester LLP